AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

Carlyle AlpInvest Private Markets Fund

(Name of Subject Company (Issuer))

Carlyle AlpInvest Private Markets Fund

(Name of Filing Person (Issuer))

Class A Shares

(Title of Class of Securities)

14308H102

(CUSIP Number of class of securities)

Class W Shares

(Title of Class of Securities)

14308H300

(CUSIP Number of class of securities)

Class I Shares

(Title of Class of Securities)

14308H201

(CUSIP Number of class of securities)

Class X Shares

(Title of Class of Securities)

14308H409

(CUSIP Number of class of securities)

Cameron Fairall

AlpInvest Private Equity Investment Management, LLC

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

August 1, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

Introductory Statement

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Repurchase (as defined below and attached hereto as Exhibit (a)(1)(ii)) is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Carlyle AlpInvest Private Markets Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at One Vanderbilt Avenue, Suite 3400, New York, NY 10017 and its telephone number is (646) 735-4293.

(b) The title of the securities that are the subject of the offer to repurchase and the related Letter of Transmittal (“Offer to Repurchase” and the tender offer made thereby, the “Offer”) are shares of beneficial interest (“Shares”). The Fund offers four classes of Shares: Class A Shares, Class W Shares, Class I Shares and Class X Shares. As of the close of business on June 30, 2025, there were approximately 168,236,763.596 Shares outstanding, comprised of 29,432,474.687 Class A Shares, 1,122,507.055 Class W Shares, 137,681,781.854 Class I Shares and no Class X Shares outstanding. Subject to the conditions set out in the Offer, the Fund will repurchase an aggregate amount of Class A Shares, Class W Shares, Class I Shares and Class X Shares in an amount up to 5% of the total net assets of the Fund that are tendered and not withdrawn by the Fund’s shareholders (the “Shareholders”), subject to any applicable extension of the Offer.

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated May 12, 2022, as it may be amended from time to time.

Item 3. Identity and Background of Filing Person.

(a) The Fund is the filing person. The information set forth in the Offer to Repurchase under “Section 8. Certain Information About the Fund” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1) The following sections of the Offer to Repurchase contain a description of the material terms of the transaction and are incorporated herein by reference:

Summary Term Sheet

Section 1. Background and Purpose of the Offer

Section 2. Offer to Repurchase and Price

Section 3. Amount of Tender

Section 4. Procedure for Tenders

Section 5. Withdrawal Rights

Section 6. Purchases and Payment

Section 7. Certain Conditions of the Offer

Section 8. Certain Information About the Fund

Section 9. Certain Federal Income Tax Consequences

(a)(2) Not applicable.

(b) Any Shares to be purchased from any Officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. An affiliate of the Fund has advised the Fund that it intends to participate in the Offer. To the Fund’s knowledge, none of the Officers, Trustees, or other affiliates of the Fund intend to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) The Fund’s prospectus dated July 29, 2025, and as amended and/or supplemented from time to time, provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. AlpInvest Private Equity Investment Management, LLC, the Fund’s investment adviser, expects that it will recommend to the Board that the Fund purchase Shares from Shareholders on a quarterly basis. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive Officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the Offer to Repurchase under “Section 1. Background and Purpose of the Offer,” is incorporated herein by reference.

(b)  The information set forth in the Offer to Repurchase under “Section 1. Background and Purpose of the Offer,” is incorporated herein by reference.

(c)  The information set forth in the Offer to Repurchase under “Section 8. Certain Information About the Fund,” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Considerations.

(a)  The information set forth in the Offer to Repurchase under “Section 6. Purchases and Payments,” is incorporated herein by reference.

(b)  The information set forth in the Offer to Repurchase under “Section 6. Purchases and Payments,” is incorporated herein by reference.

(d) The information set forth in the Offer to Repurchase under “Section 6. Purchases and Payments,” is incorporated herein by reference.

Item 8. Interests in Securities of the Subject Company.

(a) The information set forth in the Offer to Repurchase under “Section 8. Certain Information About the Fund,” is incorporated herein by reference.

(b) The information set forth in the Offer to Repurchase under “Section 8. Certain Information About the Fund,” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)  No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)  The audited annual financial statements of the Fund dated March 31, 2025, and the schedule of investments of the Fund dated March 31, 2025, both filed with the SEC on EDGAR on Form N-CSR on June 9, 2025, are incorporated by reference. The Fund will prepare and transmit to Shareholders unaudited semi-annual and audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act or the rules thereunder.

(b)  Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the Offer to Repurchase under “Section 8. Certain Information About the Fund,” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c)  Not applicable.

Item 12. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Cover Letter to Offer to Repurchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Repurchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Form of Notice of Withdrawal.
(a)(2)-(4)	Not applicable.
(a)(5)	None.
(b)(1)	Credit Agreement dated as of March 9, 2023, by and among the Fund, as borrower, the holding vehicles party thereto, Barclays Bank plc, as agent, and the financial institutions named therein as lenders.(1)
(b)(2)	Amendment No. 1 to Credit Agreement, dated as of June 24, 2024, by and among the Fund, as borrower, the holding vehicles party thereto, Barclays Bank plc, as agent, and the financial institutions named therein as lenders.(2)
(b)(3)	Amendment No. 2 to Credit Agreement, dated as of December 20, 2024, by and among the Fund, as borrower, the holding vehicles party thereto, Barclays Bank plc, as agent, and the financial institutions named therein as lenders.
(b)(4)	Amendment No. 3 to Credit Agreement, dated as of July 15, 2025, by and among the Fund, as borrower, the holding vehicles party thereto, Barclays Bank plc, as agent, and the financial institutions named therein as lenders.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fees – Calculation of Filing Fee Table.

(1)	Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the Securities and Exchange Commission on January 26, 2024.
(2)	Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the Securities and Exchange Commission on August 1, 2024.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlyle AlpInvest Private Markets Fund

By:	/s/ Joseph O’Connor
Name:	Joseph O’Connor
Title:	President

Dated as of August 1, 2025

Exhibit Index

Exhibit	Description
(a)(1)(i)	Cover Letter to Offer to Repurchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Repurchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Form of Notice of Withdrawal.
(b)(4)	Amendment No. 3 to Credit Agreement, dated as of July 15, 2025, by and among the Fund, as borrower, the holding vehicles party thereto, Barclays Bank plc, as agent, and the financial institutions named therein as lenders.
107	Filing Fees – Calculation of Filing Fee Tables.